SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
(Amendment No. 9)

NEWPORT NEWS SHIPBUILDING INC.

(Name of Subject Company (issuer))

GRAIL ACQUISITION CORPORATION,

a wholly owned subsidiary of

GENERAL DYNAMICS CORPORATION

(Name of Filing Persons (offeror))

Common Stock, Par Value $.01 Per Share

(including associated Rights)
(Title of Class of Securities)

652228107

(CUSIP Number of Class of Securities)

David A. Savner, Esq.

Senior Vice President and General Counsel
General Dynamics Corporation
3190 Fairview Park Drive
Falls Church, Virginia 22042-4523
(703) 876-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Charles J. McCarthy, Esq.

Jenner & Block, LLC
One IBM Plaza
Chicago, Illinois 60611
(312) 222-9350

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☒ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

      General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Grail Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of General Dynamics hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on May 4, 2001 and as amended and supplemented prior to the date hereof (the “Schedule TO”) with respect to Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Newport News Shipbuilding Inc., a Delaware Corporation (the “Company”), at a price of $67.50 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been previously filed as Exhibit (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the Offer to Purchase.

Item 12.  Exhibits.

      Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(xvi)	—	Press Release issued by General Dynamics on July 23, 2001.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAIL ACQUISITION CORPORATION

By:	/s/ DAVID A. SAVNER

David A. Savner
Vice President and Secretary

GENERAL DYNAMICS CORPORATION

By:	/s/ DAVID A. SAVNER

David A. Savner
Senior Vice President and General Counsel

Dated: July 23, 2001

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated May 4, 2001.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(iv)	Press Release issued by General Dynamics on May 4, 2001.
(a)(5)(v)	Summary Advertisement as published in the Wall Street Journal on May 4, 2001.
(a)(5)(vi)	Press Release issued by General Dynamics on May 10, 2001.
(a)(5)(vii)	Complaint filed by Patricia Heinmuller, Trustee, in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001.
(a)(5)(viii)	Complaint filed by Ellis Investments, Ltd. in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.
(a)(5)(ix)	Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.
(a)(5)(x)	Complaint filed by Efrem Weitschner in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.
(a)(5)(xi)	Complaint filed by Eric van Gelder in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001.
(a)(5)(xii)	Press Release issued by General Dynamics on May 25, 2001.
(a)(5)(xiii)	Press Release issued by General Dynamics on June 4, 2001.
(a)(5)(xiv)	Press Release issued by General Dynamics on June 25, 2001.
(a)(5)(xv)	Press Release issued by General Dynamics on July 9, 2001.
*(a)(5)(xvi)	Press Release issued by General Dynamics on July 23, 2001.
(b)	Financing Commitment Letter dated April 30, 2001 to General Dynamics from Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated April 24, 2001, by and among General Dynamics, the Purchaser and the Company (incorporated herein by reference to General Dynamics’ Current Report on Form 8-K dated April 24, 2001).
(d)(2)	Confidentiality Agreement dated March 26, 2001, between General Dynamics and the Company.
(e)	Not applicable.
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase).
(g)	None.
(h)	None.

*  Filed herewith; all others previously filed.

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